MATRIX ADVISORS VALUE FUND, INC
SECOND ADDENDUM TO THE
FUND ADMINISTRATION SERVICING AGREEMENT

This Second Addendum (“Addendum”) to the Fund Administration Servicing Agreement dated November 1, 2012 , as amended (the “Agreement”), is entered into by and between Matrix Advisors Value Fund, Inc. (the “Company”) and U.S. Bancorp Fund Services, LLC (“USBFS”).

WHEREAS, the Company and USBFS desire to modify the Agreement to add reference to additional U.S. Securities and Exchange Commission (“SEC”) registration and reporting compliance services and consequential fees associated with complying with the requirements of the Investment Company Reporting Modernization Rule adopted by the SEC on January 17, 2017 (the “Rule”), including the preparation and filing of Form N-PORT and Form N-CEN, and to incorporate certain provisions required by a third-party data provider necessary to comply with such requirements; and

WHEREAS, all defined terms used but not otherwise defined herein shall have the meanings assigned to them in the Agreement.

NOW, THEREFORE, the parties agree as follows:

1.The Company shall pay the following additional fees associated with complying with the requirements of the Rule, including the preparation and filing of Form N-PORT and Form N-CEN:

a.$8,000* per year, per Fund, commencing on the date each such Fund is required to first comply with the Form N-PORT requirements; and

1.USBFS has entered into agreements with Bloomberg Finance L.P. (“Bloomberg”), a third-party data provider, to provide data (the “N-PORT Data”) for use in or in connection with the reporting requirements under the Rule, including preparation and filing of Form N-PORT. In connection with the provision of the N-PORT Data, Bloomberg requires certain provisions to be included in the Agreement. Accordingly, the Company agrees that it shall (a) comply with all laws, rules and regulations applicable to accessing and using the N-PORT Data, (b) not extract the N-PORT Data from the view-only portal, (c) not use the N-PORT Data for any purpose independent of complying with the requirements of the Rule (which prohibition shall include, for the avoidance of doubt, use in risk reporting or other systems or processes (e.g., systems or processes made available enterprise-wide for the Company’s internal use)), (d) permit audits of its use of the N-PORT Data by Bloomberg, its affiliates or, at the Company’s request, a mutually agreed upon third-party auditor (provided that the costs of an audit by a third party shall be borne by the Company), (e) exculpate Bloomberg, its affiliates and their respective suppliers from any liability or responsibility of any kind relating to the Company’s receipt or use of the N-PORT Data (including expressly disclaiming all warranties). The Company further agrees that Bloomberg shall be a third-party beneficiary of the Agreement solely with respect to the foregoing provisions (a) – (e).

1.The Agreement, except as modified by this Addendum, shall remain in full force and effect in accordance with its terms.
SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Addendum to the Fund Administration Servicing Agreement as of the date last written below by the undersigned duly authorized representatives.

MATRIX ADVISORS VALUE FUND, INC U.S. BANCORP FUND SERVICES, LLC

By: /s/ David Katz By: /s/ Jason Hadler

Name: David Katz Name: Jason Hadler

Title: President Title: Senior Vice President

Date: 2/13/2020 Date: 2/19/2020

* A Fund will pay $12,000 per year for Form N-PORT requirements once the Fund reaches $100 million in net assets. Such Fund will continue to pay $12,000 per year regardless of asset depreciation or redemptions which causes the Fund’s net assets to fall below $100 million.